Filed by J.D. Edwards & Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: J.D. Edwards & Company

(Commission File No. 0-23091)

The following is a series of slides presented by Robert Dutkowsky, Chairman, President and Chief Executive Officer of J.D. Edwards & Company, relating to the proposed merger between PeopleSoft, Inc. and J.D. Edwards pursuant to the terms of an Agreement and Plan of Merger, dated as of June 1, 2003. The slide presentation is posted on J.D. Edwards’ internal web site.

[LOGO OF JD EDWARDS]

J.D. Edwards

Announcement WebCast

Bob Dutkowsky

President, CEO and Chairman

J.D. Edwards Merging with PeopleSoft – June 2, 2003	[LOGO OF JD EDWARDS]

Press Release – June 2, 2003

“PeopleSoft Announces Plan to Acquire J.D. Edwards”

■	Will Form the 2nd Largest Enterprise Application Co.

■    11,000 combined customers in 150 countries

■    12,000 combined employees

■    $ 2.8B in combined revenues

■	First Mover in Consolidation of the Industry

■	All Stock Transaction

■    J.D. Edwards Stockholders Get 0.86

Complementary Strengths	[LOGO OF JD EDWARDS]

Or “1+1 = 3”

PeopleSoft Strengths	J.D. Edwards Strengths

■ Large Enterprise	■ Mid-market Leader

■ Vertical Markets	■ Vertical Markets

■ Fin. Services	■ Industrial

■ Communications	■ Consumer

■ Healthcare	■ Wholesale Dist.

■ Education	■ Life Sciences

■ Government	■ Construction

■ Real Estate

■ Asset Intensive

J.D. Edwards Product Extensions	[LOGO OF JD EDWARDS]

Manufacturing (Planning & Execution)

Distribution

Real Estate Management

Enterprise Asset Management

Cross Sell & Up Sell

Why Did We Do This?	[LOGO OF JD EDWARDS]

■	We realize First Mover Advantage.

■	We get global Position and Scale – Size, Industries, Geographies.

■	We represent the most Compelling Enterprise and Mid-market Solution Provider under One Brand.

■	We have the most Comprehensive Product Set in the Industry.

■	We will expand our Targeted Industries.

■	We can capture Financial Synergies to Drive Long Term Profitability.

■	We combine Two Firms with Similar Cultures, Common Values and a Workforce with the Highest Ethics & Reputation.

What’s Next?	[LOGO OF JD EDWARDS]

■	Closing Period about 120 days

■	Hart/Scott/Redino Anti-trust Review

■	Shareholder Approval – Vote

■	Joint Planning Begins Tomorrow

■	Goal: Bring together and leverage the best people, products and processes

■	Many of you will participate

■	Constant Stream of Information

■	Normal Channels (One Voice, …)

■	Stay Tuned!

1 + 1 = 3	[ LOGO OF JD EWARDS]

[LOGO OF PEOPLESOFT]®	&	[ LOGO OF JD EWARDS]

Combining the best people,

products, and processes to create a

new force in the software industry

Additional Information About the Merger and Where to Find It

PeopleSoft intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement that will include a joint proxy statement/prospectus of PeopleSoft and J.D. Edwards, and other relevant documents in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF PEOPLESOFT AND J.D. EDWARDS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PEOPLESOFT, J.D. EDWARDS AND THE PROPOSED MERGER. In addition to the registration statement to be filed by PeopleSoft in connection with the proposed merger, and the joint proxy statement/prospectus to be mailed to the stockholders of PeopleSoft and J.D. Edwards in connection with the proposed merger, each of PeopleSoft and J.D. Edwards file annual, quarterly and special reports, proxy statements, and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by PeopleSoft or J.D. Edwards with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by PeopleSoft or J.D. Edwards with the SEC, may also be obtained from PeopleSoft and J.D. Edwards. In addition, investors and security holders may access copies of the documents filed with the SEC by PeopleSoft on PeopleSoft’s website at www.peoplesoft.com. Investors and security holders may obtain copies of the documents filed with the SEC by J.D. Edwards on J.D. Edwards’ website at www.jdedwards.com.

PeopleSoft, J.D. Edwards and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of PeopleSoft is set forth in PeopleSoft’s proxy statement for its 2003 annual meeting, which was filed with the SEC on April 28, 2003. A description of the interests of the directors and executive officers of J.D. Edwards is set forth in J.D. Edwards’ proxy statement for its 2003 annual meeting, which was filed with the SEC on February 21, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.